UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-147917

NOTIFICATION OF LATE FILING

(Check one):

☒   Form 10-K  ☐   Form 20-F  ☐   Form 11-K  ☐   Form 10-Q  ☐   Form 10-D  ☐   Form N-SAR  ☐   Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIO-SOLUTIONS CORP.
Full Name of Registrant

_____________________
Former Name if Applicable

1250 NE Loop 410, Suite 200
Address of Principal Executive Office (Street and Number)

San Antonio, TX 78209
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

We could not complete the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 due to a delay in obtaining and compiling information required to be included in our Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William J Gallagher	(210)	268-9409
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2012, we had no sales or gross margin and net losses of $399,078. For the year ended December 31, 2013, we currently estimate that we will have net sales of $224, gross loss of $17,434 and net losses of $1,261,998. Results for 2013 remain subject to further adjustment.

The anticipated increase in losses is believed to be primarily attributable to increases in operating expenses for profession fess and stock based compensation including compensating the CEO for reaching operation milestones from the Type2Defense acquisition agreement,  investor relations, marketing, accounting and producing an  infomercial.  In addition, an anticipated increase in interest expense on our debt financing was a contributing factor to our increase in net loss.

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Bio-Solutions Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BIO-SOLUTIONS CORP.
a Nevada corporation

March 31, 2014	By:	/s/ William J. Gallagher
William J. Gallagher
Chief Executive Officer, Chief Financial Officer and a Director

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